June 2, 2010

H. Christopher Owings
Securities and Exchange Commission

Re: FitwayVitamins, Inc.
Registration Statement on Form S-1
Fled on April 20, 2010
File No., 333-164577

Re: Letter dated May 5, 2010

Thank you for your comments and assistance on our filing, Please find an outline of the amendments made to the above referenced document.

General

1.	In response to your comment regarding Rule 419 Regulation C, we confirm our belief that we are not a blank check company and again offer the following reasoning:
a.
Although we are a development stage company with limited operating history, we summarize our business plan and our purpose in the section titled “Summary Information about FITWAYVITAMINS, INC. “. We have revised our disclosure to include “We are a development-stage company whose purpose is to create the ideal line of Vitamins, protein powder, nutritional bars and sliming aids for the general public.”

b.	It is not our business plan to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.
Although we are issuing "penny stock," as defined in Rule 3a51-1, we do have a specific business plan and purpose accordingly, Rule 419 Regulation C does not apply to the Company.

We have provided an affirmative statement on page 3 of the document stating “Since becoming incorporated, FITWAYVITAMINS has not made any significant purchase or sale of assets, nor has it been involved in any mergers, acquisitions or consolidations nor has the Company any plans nor does any of its stockholders have any plans to merge into an operating company, to enter into a change of control or similar transaction or to change our management. FITWAYVITAMINS is not a blank check registrant as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act of 1933, since it has a specific business plan or purpose.”

In addition, we have disclosed whether our management or any affiliates of management  have previously been involved in management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date on page 6 in the section titled Summary Information as follows:
“The Company has not yet implemented its business model and to date has generated no revenues. Neither the Company’s management nor any affiliates of the Company or its management have previously been involved in the management or ownership of a development stage company.”

2.	The capitalization table was provided for on page 8 in the section titled “Summary Financial Information”. In this amendment, we have added the title “Capitalization Table”.

Summary Information, Page 6

3.	We have provided further discussion regarding our revised disclosure to extend the offering. The conditions and factors under which we would extend the offering are as follows:
a.	Potential market for our business is lower than anticipated
b.	We fail to sell at least 25% of the offering and require an additional 90 day extension which we believe would be a reasonable period.

Risk Factors, Page 8

4.
We have revised the sub caption “General Competition” page 15 so that it describes the risk in the narrative discussion as per your recommendation. We have revised the second full risk factor on page 12 to convey the actual risk in accordance with your recommendation. We have added a risk factor adjacent to the second full risk factor on Page 13 regarding the risk that our sole officer and director has no prior industry experience.

Dilution, Page 17

5.
Please note in the second line of each offering scenario, we have disclosed the post offering net tangible book value under the caption “Post offering net tangible book value”.  We have revised this caption to read “Post offering net tangible book value”.

6.
We have revised the caption in the first section of the dilution table to read “Existing shareholders percentage of ownership” as per your recommendation. In addition, we have disclosed the capital contributions attributable to existing stockholders and purchasers in this offering and have revised  the percentage of capital contributions attributable to existing stockholders and purchasers in this offering. The calculation method used is to divide the total capital contribution into the capital contribution of each of the existing stockholders and into the purchasers of shares in this offering.

Plan of Distribution, Page 18

7.	We have provided the definition of a penny stock and have stated that our shares meet such definition.

Description of Business, Page 21

8.	In accordance with your recommendations, we are addressing the following points:
•
Regarding the third bullet point, we have revised our disclosure to better explain the basis of our beliefs and to include that we are going to hire outside consultants and out source this component of our business,

•
Regarding the fourth bullet point to comment 22, we have significantly revised the entire section to address your concern and have included the following text: “The Company’s president has no prior experience in selling sports nutrition products nor does she have experience in web site development. The Company intends to hire consultants to develop its logo, its product package design, its website development and hire professional service for lab analysis of its planned products. The Company’s president is retired and has the flexibility to work on FITWAYVITAMINS up to 15 hours per week. She is prepared to devote more time to our operations as may be required.”

•
We have revised our business description to indicate the reduction in operations under each of the offering scenarios as follows: “In the event the Company fails to sell 100% of the shares in this offering, the Company will scale its product offerings, logo design, package design and production in accordance with the uses of proceeds assuming the sale of 25%, 50%, 75% and 100% of the shares sold (see Use of Proceeds, Page 16). For example if 25% of the shares are sold, the Company will limit its product offering to one product, a pure whey protein powder, Accordingly, the Company will scale back its package design and production, logo development, and marketing expenses. For further discussion on each of the aforementioned offering scenarios, please see Plan of Operations”  and have revised the Plan of Operations accordingly.

•	We intend to develop our initial product offering by repackaging and re-labeling the product.
•	We have revised the language describing our proposed business to clarify that we have not yet conducted any of these operations.
•	We have removed the first paragraph on page 24 in accordance with your recommendations.

Industry, Page 22

9.	We have deleted the reference to the Nutritional Business Journal.

Competitive Advantages, Page 23

10.
  We have further revised our discussion to include our a discussion on our competitive challenges and risks as follows: “We will face intense competition in Internet and retail nutritional supplement and vitamin sales. We will compete with numerous retailers, manufacturers and wholesalers, including other online companies as well as retail and catalog sources. Most competitors may have greater access to capital than we do and may use these resources to engage in aggressive advertising and marketing campaigns. The current prevalence of aggressive advertising and promotion may generate pricing pressures to which we must respond.

Because our initial products will be supplied through a low cost suppler from South Africa and because major competitors have the overhead of retail outlets, our product costs will be relatively low and it will allow us to offer our planned products at a very competitive price thereby deflecting anticipated pricing pressures from competition. Furthermore, we will sell our planned products on the internet that will lower the selling cost per item.”

Regulatory Matters, Page 24

11.
After describing our future products to U.S. Customs, U.S. Customs explained that importing products like nutritional supplements require us to print and identify all ingredients on the product packaging. We have revised our disclosure to exclude the words “we are advised”.

Financial Statements, Page 26

12.	We have updated our financial statements in accordance with your recommendation.

13.	The report of our independent accountants has been included in our filing.

Management’s Discussion and Analysis of Financial ……, Page 36

14.	We have revised our response to address the following:
•	“Plan of Operation” has been revised to clearly identify our proposed business and products in greater detail than the Description of Business section.
•	We have revised our discussion on page 37 to describe the specific products that would be introduced/effected under each offering scenario.
•	We have revised our Plan of Operations to be consistent with our use of proceeds table on page 16.
•
Regarding website development costs, we have revised our disclosure to include website development costs and enhancements and have clarified where these costs are included on our Use of Proceeds table.

•	We have deleted any reference on how we plan to “aggressively” market via the internet and the related search engine costs and funding going forward.
•	We have revised our disclosures to be consistent through out the filing and to the extent our plans would be curtailed under different offering scenarios in accordance with your recommendations.

15.
We have further expanded our disclosures under the heading “Capital Resources and Liquidity” to discuss how we intend to address our liquidity needs over the next 12 months under each offering scenario.

Business Experience, Page 38

16.	We have revised our comment regarding Ms. Wessels to exclude the any reference to being an “advocate”.

Certain Relationships and Related Transactions, Page 41

17.
The terms of the transaction were not comparable to an arms-length and we have revised our disclosure as follows: “Mrs. Margret Wessels purchased her shares at par value being $0.001 per share, considerably lower than the $0.03 cents per share in this offering.”

Description of Business, Page 19

Exhibit 5

18.	We have re-filed the legal opinion with counsel’s conformed signature.

Sincerely,

/s/ Margret Wessels
Margret Wessels
President